BB

Rec'd 10/3/06

SECURITI[redacted]SION

06050172

ANNUAL ~~AUDITED~~ REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 52795

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investors Force Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

PROCESSED NOV 0 3 2006 THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION RECEIVED OCT 3 2006 BRANCH OF REGISTRATIONS AND EXAMINATIONS 04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KPMG

INVESTOR FORCE SECURITIES, INC.

Statement of Financial Condition

December 31, 2005

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Independent Auditors' Report

The Board of Directors
Investor Force Securities, Inc.:

We have audited the accompanying statement of financial condition of Investor Force Securities, Inc. (the Company) as of December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Investor Force Securities, Inc. as of December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition taken as a whole.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the statement of financial condition, the Company has incurred net losses since inception and has an accumulated deficit as of December 31, 2005. The Company's primary sources of liquidity have been through capital contributions from its parent company, Investor Force Holdings, Inc. (IFH). Additional capital contributions from IFH will be required in the future. There is no assurance that additional capital contributions will be available to the Company as needed. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in note 1 to the statement of financial condition. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

KPMG LLP

February 21, 2006

INVESTOR FORCE SECURITIES, INC.

Statement of Financial Condition

December 31, 2005

Assets

Cash and cash equivalents	$	202,624
Receivables from customers		56,601
Receivable from affiliate		546
Other assets		17,000
Total assets	$	276,771

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable	$	600
Accrued expenses		13,696
Total liabilities		14,296
Stockholder's equity:		
Common stock, $0.01 par value; authorized, issued, and outstanding 100 shares		1
Additional paid-in capital		1,349,999
Accumulated deficit		(1,087,525)
Total stockholder's equity		262,475
Total liabilities and stockholder's equity	$	276,771

See accompanying notes to statement of financial condition.

INVESTOR FORCE SECURITIES, INC.

Notes to Statement of Financial Condition

December 31, 2005

(1) The Company and Summary of Significant Accounting Policies

(a) Organization and Description of Business

Investor Force Securities, Inc. (the Company) was incorporated under the laws of the State of Delaware and is a registered broker-dealer with the Securities and Exchange Commission (SEC). On February 13, 2001, the Company was accepted as a member of the National Association of Securities Dealers (NASD). The Company is a wholly owned subsidiary of Investor Force Holdings, Inc. (IFH).

The Company is engaged in the business of processing transactions in registered mutual funds and hedge funds that are not investment companies under the Investment Company Act of 1940 on behalf of its customers, institutional investors, and their representatives.

(b) Liquidity and Going Concern

The Company has incurred net losses since its inception. As of December 31, 2005, the Company had an accumulated deficit of $1,087,525. The Company's primary sources of liquidity have been through capital contributions from IFH. Additional capital contributions from IFH will be required in the future (note 3). There is no assurance that additional capital contributions will be available to the Company as needed.

The Company's future results of operations involve a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, dependence on major customers, risks from competition, technological change, and dependence on key personnel.

Management of the Company continues to explore means of securing additional capital contributions and improving operating results. These factors raise substantial doubt about the Company's ability to continue as a going concern. This statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

(c) Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

(d) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of any potential contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(Continued)

(e) ***Income Taxes***

Income taxes are accounted for under the asset-and-liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and the tax effect of net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is more likely than not that such assets will not be realized based on consideration of available evidence on a separate-return basis.

(2) Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, and accounts receivable. The Company manages the credit risk associated with cash and cash equivalents by investing with high-quality institutions and, by policy, limiting the amount of credit exposure to any one institution. The Company maintains cash accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses from maintaining cash accounts in excess of such limits. Management believes that it is not exposed to any significant risks related to its cash accounts.

All credit is extended to customers based upon management's evaluation of creditworthiness and collateral is not required.

Three customers accounted for 43%, 42%, and 15%, respectively, of the accounts receivable balance at December 31, 2005.

(3) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, SEC Rule 15c3-1 provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1, or would cause its net capital to fall below 120% of its minimum requirement or below 5% of its debits.

During 2005, the Company received $180,000 in capital contributions from IFH. These capital contributions provided the Company with sufficient capital for current operations. Additional capital contributions will be required in the future (note 1[b]).

Schedule 1 provides a detailed computation of the Company's net capital position at December 31, 2005.

(4) Customer Protection Rule

The Company is exempt from the SEC Customer Protection Rule (SEC Rule 15c3-3). During 2005, the Company's operations met the definition of the exemption under SEC Rule 15c3-3k(2)(i) and 15c3-3 k(2)(ii).

(Continued)

Customers investing in pooled investment vehicles and hedge funds transfer funds directly to the money manager. Customers investing in registered mutual funds will be directed to deliver and make funds payable to the Company's clearing agent. In the unlikely event that funds intended for investment in registered mutual funds are sent directly to the Company, such funds will be immediately forwarded to the clearing agent for investment.

(5) Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Due to the uncertainty of the Company's ability to realize the benefit of the deferred tax assets, the net deferred tax assets are fully offset by a valuation allowance at December 31, 2005.

As of December 31, 2005, the Company's deferred tax assets consisted of federal and state net operating loss carryforwards that are available to offset future taxable income. There were no deferred tax liabilities as of December 31, 2005. The Company's federal and state net operating loss carryforwards equaled $1,088,980 as of December 31, 2005 and generated $440,560 in deferred tax assets. The federal and state net operating loss carryforwards will begin to expire in 2022. At December 31, 2005, a valuation allowance has been recognized to offset the deferred tax assets. The change in the valuation allowance in 2005 was an increase of $54,002.

(6) Related Parties

The Company operates under an Affiliate Expense Sharing Agreement (the agreement), as amended effective August 31, 2003, with Investor Force, Inc. (IFI), a wholly owned subsidiary of IFH, pursuant to which the Company agrees to reimburse IFI a certain amount per month as IFI pays certain expenses on behalf of the Company. The Company reimburses IFI for expenses including, but not limited to, clearing agent services, record-keeping and other services, payroll and benefits of registered representatives of the Company, professional services, and other general and administrative expenses. The agreement ensures compliance with the SEC's guidance on the recording of expenses and liabilities by broker-dealers as presented in the SEC's Division of Market Regulation letter dated July 11, 2003 and addresses the New York Stock Exchange, Inc. and the NASD Regulation, Inc. Under this amended agreement, both IFI and the Company agreed that IFI would allocate expenses incurred on behalf of the Company to the Company on a monthly basis. The allocation is based on both parties' review of the nature of expenses and reasonable determination of the amounts incurred to support the operations of the Company. The allocation of expenses is reviewed periodically, and at least once per year to ensure the appropriate amounts are being allocated to the Company.

As of December 31, 2005, the Company had a receivable from IFI of $546.

Schedule 1

INVESTOR FORCE SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2005

Net capital:		
Total stockholder's equity	$	262,475
Deductions:		
Nonallowable assets:		
Accounts receivable		56,601
Other nonallowable assets		17,546
Net capital before haircuts on securities positions (tentative net capital)		188,328
Haircuts on securities		—
Net capital	$	188,328
Aggregate indebtedness:		
Items included in statement of financial condition	$	14,296
Items not included in statement of financial condition		—
Total aggregate indebtedness	$	14,296
Computation of basic net capital requirement:		
Minimum net capital required	$	25,000
Excess net capital	$	163,328
Excess net capital at 1,500%	$	186,184
Excess net capital at 1,000%	$	186,898
Percentage: aggregate indebtedness to net capital		8%

Note: There is no difference from the Company's computation included in Part II of Form X-17A-5 as of December 31, 2005, and therefore, a reconciliation is not provided.

See accompanying independent auditors' report.